July 2, 2007

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jennifer Hardy, Legal Branch Chief

Re:	China Precision Steel, Inc.
Registration Statement on Form S-3, Filed June 1, 2007
SEC File No. 333-143454

Ladies and Gentlemen:

On behalf of China Precision Steel, Inc., a Colorado corporation (the “Company”), we hereby respond to the letter dated, June 28, 2007 (the “Comment Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the Staff’s comment and numbered its response to correspond with the comment in the Comment Letter.

General

Comment 1.

It appears that you may not be eligible to conduct a primary shelf offering on Form S-3. General Instruction I.B.1. to Form S-3 requires that a registrant have an outstanding public float of at least $75 million to conduct a primary offering on Form S-3. According to our records, your outstanding public float is approximately $2.65 million. Please advise.

Response to Comment 1.

The Company notes the Staff’s comment and respectfully informs that Staff that, in its analysis, it believes it is in compliance with General Instruction I.B.1 to Form S-3 and is eligible to conduct a primary shelf offering on Form S-3 for the reasons set out below.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2007

As noted in the Staff’s comment, in order to conduct a primary offering on Form S-3, General Instruction I.B.1 to Form S-3 requires, in relevant part, that “the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. Further, the Instruction to General Instruction I.B.1. provides, in relevant part, that “[T]he aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold...in the principal market for such common equity as of a date within 60 days prior to the date of filing.”

As of June 1, 2007, the date upon which the Registration Statement was filed with the Commission, the number of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding was 37,378,143, of which 23,413,260 shares were held by affiliates of the Company. Thus, the number of shares held by non-affiliates of the Company as of such date was 13,964,883. The Company respectfully informs the Staff that the Common Stock is the only class of voting or non-voting common equity that the Company had outstanding as of June 1, 2007.

The Company’s principal market for the Common Stock is The NASDAQ Capital Market, where the shares trade under the symbol “CPSL”. In order to be eligible on June 1, 2007 for a primary offering on Form S-3, the public float of 13,964,883 would have been required to have a last trade price in excess of $5.37 as of date within 60 days prior to the date of filing. Sixty (60) days prior to the filing date of June 1, 2007 was April 2, 2007. For each of April 2, April 3 and April 4, 2007, the last trade price of the Common Stock as reported by The NASDAQ Capital Market was above $5.37 (to wit, April 2, $6.32; April 3, $6.20; April 4, $5.96). As a result, the aggregate market value of the Company’s common equity held by non-affiliates as of the date of filing was in excess of $75 million.

For the reasons set forth above, the Company believes it was eligible to use Form S-3 for a primary offering as of the date of filing on June 1, 2007.

* * * * * * * * * *

The Company acknowledges the Staff’s remarks with respect to the submission of a request for acceleration of the effective date and the contents of such request. Once the Staff has had an opportunity to review the response to the Comment Letter as set forth herein, the Company will submit a request for acceleration of the effective date of the Registration Statement in compliance with applicable rules and in consideration of the statements made by the Staff in the Comment Letter.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2007

Any questions regarding the matters addressed in this letter or the attached Registration Statement may be directed to the undersigned by telephone at (617) 951-9096 or by facsimile at (617) 261-3175.

China Precision Steel, Inc.

Respectfully submitted,

/s/ Barbara A. Jones
Kirkpatrick & Lockhart Preston Gates Ellis LLP One Lincoln Street Boston, MA 02111

(Attachments)

cc:

Dorine Miller, Financial Analyst, Division of Corporation Finance, U.S. Securities and Exchange Commission

Wo Hing Li, Chief Executive Officer, China Precision Steel, Inc.

Leada Tak Tai Li, Chief Financial Officer, China Precision Steel, Inc.